1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM J. TUTTLE william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

April 5, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Asen Parachkevov

Re:	Goldman Sachs BDC, Inc.
Preliminary Proxy Statement
File Number: 814-00998

Ladies and Gentlemen:

Goldman Sachs BDC, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”) for its annual meeting of stockholders to be held on May 3, 2016. On behalf of the Company, we hereby respond to the comments to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) raised by the staff (the “Staff”) of the Commission in a telephone conference among Asen Parachkevov of the Staff, Jason Colombo of Goldman Sachs Asset Management, L.P. and William J. Tuttle of Dechert LLP, outside counsel to the Company, on March 31, 2016. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Definitive Proxy Statement.

1.	Please revise the letter to stockholders, notice of the Meeting and proxy card to specifically note that the proposal to authorize the issuance of shares of the Company’s common stock at a price below the then-current net asset value per share includes a limitation on the number of shares that may be offered.

Response:

As requested, the Company has revised the Definitive Proxy Statement to state the limitation on the number of shares of the Company’s common stock that may be offered at a price below the then-current net asset value per share.

2.	Please complete the table of the trading prices of the Company’s common stock that appears in proposal 2.

United States Securities and Exchange Commission April 5, 2016 Page 2

Response:

As requested, the Company has updated the table of trading prices of the Company’s common stock through April 4, 2016.

3.	Under the heading “Examples of Dilutive Effect of the Issuance of Shares Below NAV”, please revise the dilution examples to use actual figures for the Company, rather than hypothetical dilution examples for Company XYZ.

Response:

The Company respectfully submits that the use of hypothetical dilution examples for Company XYZ permits the Company’s investors to readily evaluate the impact of dilution at certain hypothetical levels using easy to understand figures that allow investors to appreciate the potential dilutive impact. The Company believes that the use of actual examples would make the disclosure more difficult to understand and may confuse investors, particularly because net asset value at the time of any offering may differ materially from the net asset value used in the Definitive Proxy Statement, or otherwise indicate that an offering below net asset value per share at one of the hypothetical levels is likely. The Company further notes that its current presentation is consistent with that of many other business development companies that have sought approval from their stockholders to issue shares at prices below then-current net asset value, including Apollo Investment Corporation, Ares Capital Corporation, FS Investment Corporation and PennantPark Investment Corporation.

4.	Under the heading “Examples of Dilutive Effect of the Issuance of Shares Below NAV”, please create a fourth column to each of the first and third tables that shows the effect of a 25% issuance at a 100% discount.

Response:

As requested, the Company has revised the first and third dilution tables to include a fourth column that shows the effect of a 25% issuance at a 100% discount.

5.	Under the heading “Adjournment”, please revise the disclosure to provide that only the chairman of the Meeting may adjourn the meeting to permit further solicitation of proxies.

Response:

As requested, the Company has revised the disclosure to provide that only the chairman of the Meeting may adjourn the meeting to permit further solicitation of proxies.

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United States Securities and Exchange Commission April 5, 2016 Page 3

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	Jason Colombo, Goldman Sachs BDC, Inc.
Geoffrey R.T. Kenyon, Dechert LLP
Thomas J. Friedmann, Dechert LLP

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